SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date January 18, 2006________________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

  News Release dated January 18, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: January 18, 2006

BIOTECH HOLDINGS FILES FOR ISSUANCE OF PRIVATE PLACEMENT

Vancouver, B.C., January 18, 2006 - Biotech Holdings (the "Company",BIO.V, BIOHF.OB) announced today that the Company has filed with the TSX Venture Exchange ("TSXV") for acceptance of a private placement of $250,000 US ($289,900 Cdn). Pursuant to the private placement, the Company will issue 1,388,889 shares at $.18 US with a four month hold to clients of Pierpoint Investissements SA. Pierpoint Investissements SA and its clients are arm^s length to the Company. A broker^s commission equal to 10% of the value of the placement will be paid to Pierpoint Investissements SA.

These funds will be used for continuation of the Company^s advertising in Mexico for its Type II Diabetes medication, Sucanon. The placement is to close within 30 days of this announcement.

The placement is subject to the approval of the TSX Venture Exchange.

As presented in the Company^s December 23, 2005 press release, trading in Biotech^s shares has been halted since December 6, 2005 pending the appointment of two independent directors to the Company^s board of directors who are satisfactory to the Exchange, including possessing the requisite degree of positive public company experience. The Company has presented one candidate who has been accepted by the Exchange, subject to the receipt of acceptable background searches. The Company is pursuing a second candidate.

The Exchange has given the Company a deadline of January 31, 2006 to satisfy the requirements, or the trading halt may be moved to a suspension.

Biotech Holdings Ltd. is based in Vancouver, British Columbia and has its laboratory and plant facility in Richmond, B.C. Biotech Holdings trades on the Over the Counter Bulletin Board in the United States (OTC BB: BIOHF), on the TSX Venture Exchange (BIO: TSX.V) and on the Frankfurt Exchange (925970.F).

For inquiries, contact Austin Rand at Biotech Holdings Ltd., 1 888 216 1111 (toll-free), 8 a.m. to 5 p.m. Pacific time, or by e-mail at biotech@direct.ca. For background information and current stock quotations, please visit Biotech^s website at www.biotechltd.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management^s best judgement as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed.